UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ContraFect Corporation
(Name of Issuer)
Common Stock, par value US$0.0001 per share
(Title of Class of Securities)
212326102
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	212326102

1	Names of Reporting Persons
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
7,985,962 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
7,985,962 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,985,962 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.99% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) Includes 530,005 shares of Common Stock issuable upon the exercise of 1,060,010 warrants (the “Warrants”) issued by ContraFect Corporation (the “Issuer”), each exercisable for one half of a share of Common Stock.

This number does not include 7,439,990 warrants that are exercisable for 3,719,995 shares of Common Stock of the Issuer. These warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Common Stock of the Issuer after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the warrant (the "Beneficial Ownership Limitation"), except that upon at least 61 days prior notice from the holder to the Issuer, the holder may waive the Beneficial Ownership Limitation.

(2) This percentage is calculated based on 79,409,556 shares of Common Stock of the Issuer outstanding as of November 8, 2018, as disclosed in the Form 10-Q filed by the Issuer on November 8, 2018, plus 530,005 shares of Common Stock issuable upon the exercise of 1,060,010 Warrants.

SCHEDULE 13G

CUSIP No.	212326102

1	Names of Reporting Persons
Fosun Industrial Co., Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☒ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
7,985,962 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
7,985,962 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,985,962 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.99% (2)
12	Type of Reporting Person (See Instructions)
CO

(1) Includes 530,005 shares of Common Stock issuable upon the exercise of 1,060,010 Warrants issued by the Issuer, each exercisable for one half of a share of Common Stock.

This number does not include 7,439,990 warrants that are exercisable for 3,719,995 shares of Common Stock of the Issuer. These warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding Common Stock of the Issuer after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the warrant (the "Beneficial Ownership Limitation"), except that upon at least 61 days prior notice from the holder to the Issuer, the holder may waive the Beneficial Ownership Limitation.

(2) This percentage is calculated based on 79,409,556 shares of Common Stock of the Issuer outstanding as of November 8, 2018, as disclosed in the Form 10-Q filed by the Issuer on November 8, 2018, plus 530,005 shares of Common Stock issuable upon the exercise of 1,060,010 Warrants.

Item 1.

(a)	Name of Issuer:

ContraFect Corporation

(b)	Address of Issuer’s Principal Executive Offices:

28 Wells Avenue, Third Floor

Yonkers, New York 10701

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Shanghai Fosun”), a company organized under the laws of the People’s Republic of China (“China”), and Fosun Industrial Co., Limited (“Fosun Industrial”, together with Shanghai Fosun, the “Reporting Persons”), a company organized under the laws of the Hong Kong Special Administrative Region of China.

Fosun Industrial is a wholly-owned subsidiary of Shanghai Fosun.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Shanghai Fosun is Building A, No. 1289 Yishan Road, Shanghai, China. The address of the principal business office for Fosun Industrial is Level 54 Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Common stock, par value US $0.0001 per share (“Common Stock”), of the Issuer

(e)	CUSIP No.:

212326102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2018.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2018.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2018 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2019

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO., LTD.

By:	/s/ Yao Fang
Yao Fang
Director

FOSUN INDUSTRIAL CO., LIMITED

By:	/s/ Yao Fang
Yao Fang
Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1

Joint Filing Agreement, dated August 17, 2017, by and among Shanghai Fosun Pharmaceutical (Group) Co., Ltd. and Fosun Industrial Co., Limited (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on August 17, 2017 by the Reporting Persons with the Securities and Exchange Committee).